UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THE GREATER CHINA FUND, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

39167B102
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON* IA

Item 1(a).	Name of Issuer:

The Greater China Fund, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

The Greater China Fund, Inc.
Gateway Center 3
100 Mulberry Street
Newark, New Jersey 07102

Item 2.	Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.  CLIM is an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust,  Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust,  , Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust,  Emerging Markets Country Fund (“GEM”), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund (“GFM”), an open-ended fund organized under the laws of the Province of Ontario,  Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).  BMI, EWF, FREE, FRONT, GEM, GFM, IEM, PLUS, and Tradex are collectively referred to herein as the “City of London Funds.”

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts.

(d).  None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e).  None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.	Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 9,857,172 Shares beneficially owned by the Reporting Persons was $116,981,400, inclusive of brokerage commissions. The aggregate purchase price of the 909,270 Shares owned directly by BMI was $11,440,035, inclusive of brokerage commissions.  The aggregate purchase price of the 910,048 Shares owned directly by EWF was $10,241,975, inclusive of brokerage commissions. The aggregate purchase price of the 910,799 Shares owned directly by FREE was $10,863,548, inclusive of brokerage commissions.  The aggregate purchase price of the 910,967 Shares owned directly by GEM was $9,903,506, inclusive of brokerage commissions.  The aggregate purchase price of the 5,203 Shares owned directly by GFM was $60,059, inclusive of brokerage commissions.  The aggregate purchase price of the 910,921 Shares owned directly by IEM was $10,431,813, inclusive of brokerage commissions.  The aggregate purchase price of the 87,338 Shares owned directly by PLUS was $1,044,033, inclusive of brokerage commissions.  The aggregate purchase price of the 5,212,626 Shares owned directly by the Segregated Accounts was $62,996,428, inclusive of brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons prepared a press release announcing that it will not participate in the previously announced tender offer for shares of GCH.

Item 5.	Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 9,857,172 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 32.4% of the 30.369 million Shares outstanding as of August 9, 2010, as reported by the Fund.  As of the date hereof, BMI, EWF, FREE, GEM, GFM, IEM,  PLUS and the Segregated Accounts owned directly 909,270, 910,048, 910,799, 910,967, 5,203, 910,921,  87,338 and 5,212,626 Shares, respectively, representing approximately 2.99%, 2.99%, 2.99%, 3.00%, 0.017%, 2.99%, 0.28% and 17.16%, respectively, of the 30.369 million Shares outstanding as of August 9, 2010,.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Value / Shares	Trade Price

ACCOUNT	BUY	8/10/2011	29,465	11.24
GFM I	BUY	8/10/2011	25	11.24
PLUS	BUY	8/10/2011	510	11.24
ACCOUNT	BUY	8/11/2011	26,485	11.41
BMI	BUY	8/11/2011	1,596	11.41
PLUS	BUY	8/11/2011	1,470	11.41
ACCOUNT	SELL	8/12/2011	(50,224)	11.48
ACCOUNT	BUY	8/15/2011	31,100	11.81
ACCOUNT	BUY	8/17/2011	63,240	11.80
BMI	BUY	8/17/2011	1,995	11.80
GFM I	BUY	8/17/2011	60	11.80
PLUS	BUY	8/17/2011	1,205	11.80
ACCOUNT	BUY	8/18/2011	94,915	11.52
GFM I	BUY	8/18/2011	85	11.52
ACCOUNT	BUY	8/19/2011	23,200	11.29
ACCOUNT	BUY	8/22/2011	14,667	11.11
ACCOUNT	BUY	8/23/2011	56,519	11.39

(d).	Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

See Press Release dated October 10, 2011 attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

October 10, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

Andrew Davison	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Douglas Allison	Finance Director
David Cardale	Non-Executive Director
George Robb	Non-Executive Director
Allan Bufferd	Non-Executive Director
Rian Dartnell	Non-Executive Director
Carlos Yuste	Business Development Director
Thomas Griffith	Chief Operating Officer

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Douglas Allison	Finance Director
Thomas Griffith	Director
Carlos Yuste	Director

Exhibit A

City of London Investment Management Company Limited announces that it will not participate in the previously announced tender offer for shares of GCH

COATESVILLE, Pa - City of London Investment Management Company Limited has been made aware by an independent third party of a proposal wherein the assets of The Greater China Fund, Inc. (Ticker: GCH) would be merged into JF China Region Fund, Inc. (Ticker: JFC).  City of London understands that repeated attempts have been made by representatives of the Board of JFC to present this proposed merger to the Board of GCH, but believes that these attempts have thus far been unsuccessful.

GCH Tender Offer
City of London is making this public announcement in light of the upcoming closing of the tender offer for shares of GCH.  The Fund’s offer is to repurchase up to 6,067,002 (20%) of its outstanding shares @ 98% of NAV, as determined by the Fund on October 17, expires on October 14, 2011.

JFC / GCH Merger
City of London believes that as part of the proposed merger JF China Region Fund, Inc. would acquire the shares of The Greater China Fund, Inc. in an NAV-for-NAV swap, and understands that the merger would be followed by a 50% tender offer of the shares of the combined entity at close to NAV.

CLIM Position regarding this transaction
City of London would support this merger proposal as a way of reducing the over-supply of US Chinese Closed End Fund product in the marketplace and to mitigate the effects of the rights offering conducted by GCH last year at a point where the Fund’s shares were trading at a substantial discount.  City of London previously announced publicly (on February 23, 2011) that it might propose termination of GCH’s investment advisory contract as part of the Fund’s 2012 proxy process.  We continue to reserve the right to pursue that option.

City of London Investment Management Company Limited is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.

Contacts

City of London Investment Management Company Limited
Jeremy Bannister, 610-380-3614
Jeremy.Bannister@citlon.com